Consent of Independent Auditors

We hereby consent to the incorporation by referenee in Form 40-F of HEXO Corp. for the years ended July 31, 2019 and 2018 of our report dated October 28, 2019 relatingto the consolidated financiaI statements of HEXO Corp. for the years ended July 31,2019 and 2018 listed in the accompanying index.

Ottawa,Canada
October 28,2019